EXHIBIT (a)(5)(C)
September 30, 2008
Getinge AB Commences Cash Tender Offer for All Outstanding
Shares of Datascope Corp.
Getinge AB (STO: GETIB) (“Getinge”) today commenced its previously announced cash tender offer (the “Offer”) for all of the outstanding shares of Datascope Corp. (NASDAQ: DSCP) (“Datascope”). The Offer is being made through an indirect wholly-owned subsidiary of Getinge called DaVinci Merger Sub, Inc. (“Purchaser”).
As announced on September 16, 2008, Getinge has entered into a definitive agreement under which it will offer Datascope’s stockholders US$53.00 per share in cash, representing a 34% premium to Datascope’s volume weighted trading price of $39.67 per share for the three-month period prior to its June 4th announcement to seek strategic alternatives. Datascope’s board of directors has unanimously approved of the Offer, declared that the Offer is advisable and in the best interests of the Datascope stockholders, and recommended that the Datascope stockholders accept the Offer and tender their shares to Purchaser in the Offer. The Offer represents an aggregate equity value of approximately US$865 million, and will expire on October 28, 2008 unless extended.
The Offer is made directly to the stockholders of Datascope and is conditioned upon, among other things, the tender of a majority of Datascope’s outstanding shares and the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act. Any shares not acquired in the Offer are expected to be acquired in a subsequent merger at the same price as the Offer.
Stockholders of Datascope are advised to read the important information contained in the Tender Offer Statement on Schedule TO, the Offer to Purchase and any other documents relating to the Offer that are filed by Getinge and Purchaser with the Securities and Exchange Commission (the “SEC”). In addition, Datascope will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 relating to the offer. Stockholders of Datascope may obtain copies of these documents for free, when available, at the SEC’s website at www.sec.gov or by calling Georgeson, Inc., the Information Agent for the Offer, toll-free at (800) 328-5614 if you are a banker or broker and (212) 440-9800 if you are not a banker or broker.
Important Information
Notice to Investors
This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer statement being filed with the SEC on Schedule TO (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/ recommendation statement being filed with the SEC on Schedule 14D-9 contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to Datascope’s security holders at no expense to them. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s Web site: www.sec.gov.
Forward-looking Statements
This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are not historical facts, but instead represent beliefs regarding future events. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual results due to a variety of factors. Forward-looking statements involve inherent risks and uncertainties. Information regarding these risks and uncertainties is included in public documents for Datascope filed with the SEC. Datascope does not undertake any obligation to update any forward-looking statement, except as required under applicable law.
Notes for Editors
Getinge AB is a leading global provider of equipment and systems that contribute to quality enhancement and cost efficiency within healthcare and life sciences. Equipment, service and technologies are supplied under the brands ArjoHuntleigh for patient handling and hygiene, disinfection, DVT prevention, medical beds, therapeutic surfaces and diagnostics, GETINGE for infection control and prevention within healthcare and life science and MAQUET for surgical workplaces, cardiopulmonary and critical care. For news releases, webcasts and other information about Getinge, please visit Getinge’s website, http://www.getingegroup.com.
Datascope Corp. is the global leader of intra-aortic balloon counterpulsation and a diversified medical device company that develops, manufactures and markets proprietary products for clinical health care markets in interventional cardiology, cardiovascular and vascular surgery and critical care. The Company’s products are sold throughout the world through direct sales representatives and independent distributors. Founded in 1964, Datascope is headquartered in Montvale, New Jersey. For news releases, webcasts and other information about Datascope, please visit Datascope’s website, http://www.datascope.com.